

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


05006126

BY COURIER

No/Date : f/D1 : 88/24-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2005
WASH, D.C.
213
SECTION

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 12M 2004 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
MAR 04 2005
THOMSON
FINANCIAL



Enclosure

- Press Release of 12M 2004 results (IFRS)

PPC's 2004 financial results

ATHENS, FEBRUARY 23, 2005

Revenues increased by 5,0%

Net debt was reduced by 6,6% [1]

• Total revenues grew by 5,0% as compared to the year 2003 and amounted to € 4.094 m. Revenues from energy sales increased by 5,1% due to relatively mild weather conditions and to export restrictions in order to secure maximum reserve capabilities for the Olympic Games. Electricity tariffs were increased by 2,5% effective November 1,2004 while the previous tarrif increase took place on September 1, 2003 (2,5%).

• Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 6,0% from € 1.138,4 m to € 1.207,2 m and Operating Profit by 9,8% from € 592,7 m to € 650,5 m, mainly due to revenue growth despite increased maintenance and overtime costs, in preparation of and during the Olympic Games. Earnings growth of 2004 was impacted by one-off costs, amounting to approximately € 65 m, related to the Olympic Games.

• EBITDA margin reached 29,5% compared to 29,2% in year end 2003.

• Total Financial Expenses increased by 14,6% due to negative Foreign Exchange Differences of € 10,4 m, compared to the corresponding positive figure of € 35,1 m at year end 2003.

• The share of loss in associated companies decreased to € 8,2 m from € 26,9 m in 2003 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

• As a consequence, Profit before tax increased by 8,6%, from € 475,3 m to € 516,0 m and Net Income increased by 5,7% to € 322,0 m from € 304,6 m. Earnings per share increased from € 1,31 to € 1,39.

• Capital expenditure amounted to € 754,3 m and includes the cost of Olympic projects.

• Compared to 2003, net debt was reduced by € 256,9 m or 6,6%, to € 3.635,1 m from € 3.892 m.

• Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to 27.921, as compared to 28.100 employees, at the end of 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

The Company made use of the provisions of article 15 of Law 3229/2004 relating to the surplus value tax and opted for the readjustment of the values, on 31 December 2004, of its Land, Mines and Buildings in accordance with IAS/IFRS, following an appraisal carried out by an independent valuator.

The appraisal in question has not yet been finalized since it encompasses thousands of assets scattered all over mainland Greece and the islands. At this stage, it is not yet possible to quantify the effects on the Balance Sheet and the Income Statement, including-inter alia- the effect of the surplus value tax on the Company's profits, of the appraisal under process.
The results of the appraisal shall be recorded on the Company's Audited Financial Statements for 31 December 2004.
Furthermore, following the appraisal of Land, Mines and Buildings, the same independent valuator shall proceed with the valuation of the other fixed assets of the Company (machinery, equipment etc) the results of which shall be recorded on the opening balances on January 1,2005.

Summary Financials (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Total Revenues	4.094,3	3.897,5	5,0%
EBITDA	1.207,2	1.138,4	6,0%
EBITDA Margin	29,5%	29,2%	0,9%
Profit from Operations (EBIT)	650,5	592,7	9,8%
EBIT Margin	15,9%	15,2%	4,5%
Net Income	322,0	304,6	5,7%
EPS (in Euro)	1,39	1,31	5,9%
No. of Shares (m)	232	232	-
Net Debt	3.635,1	3.892,0	-6,6%

Summary Profit & Loss (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Total Revenues	4.094,3	3.897,5	5,0%
Total Operating Expenses (excl. depreciation)	2.887,1	2.759,1	4,6%
Total Payroll Expenses	1.153,0	1.079,0	6,9%
Total Fuel Expenses	733,8	751,8	-2,4%
Energy Purchases	182,2	157,3	15,8%
Transmission System Usage	259,2	243,2	6,6%
Other Operating Expenses	558,9	527,8	5,9%

(EBITDA)	1207,2	1138,4	6,0%
EBITDA Margin (%)	29,5%	29,2%	0,9%
Depreciation & Amortization	556,7	545,7	2,0%
Profit from Operations (EBIT)	650,5	592,7	9,8%
EBIT margin (%)	15,9%	15,2%	4,5%
Total Financial Expenses	134,5	117,4	14,6%
- Net Financial Expenses	130,6	134,8	-3,1%
- Foreign Currency Gains/(Losses)	-10,4	35,1	-129,6%
- Other Income	14,7	9,2	59,8%
- Share of loss in associated companies	8,2	26,9	-69,5%
Pre-tax Profits	516,0	475,3	8,6%
Net Income	322,0	304,6	5,7%
EPS (in Euro)	1,39	1,31	5,9%

Summary Balance Sheet & Capex (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Net Debt	3.635,1	3.892,0	-6,6%
Total Equity	3.652,0	3.484,0	4,8%
Capital Expenditure	754,3	723,9	4,2%

Public Power Corporation's Chief Executive, Stergios Nezis, said:

"Despite a moderate growth in electricity demand, due to 2004 mild weather conditions and tariff increases below inflation both in 2003 and 2004, profits from operations increased by 9,8% as a result of the sustained drive in achieving higher operating efficiency levels. 2004 results were impacted by the extraordinary costs related to the 2004 Olympic Games, which amounted to approximately € 65 million. These extra costs reflect PPC's contribution to the successful organization of the Games. Should this contribution be excluded net profits would have increased by 19%. I am therefore pleased to note that PPC continues demonstrating a solid financial performance to the benefit of its stakeholders".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Φ | ΟΙ : 88 | 24-2-2005


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 12M 2004 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 12M 2004 results (IFRS)

PPC's 2004 financial results

ATHENS, FEBRUARY 23, 2005

Revenues increased by 5,0%

Net debt was reduced by 6,6% [1]

• Total revenues grew by 5,0% as compared to the year 2003 and amounted to € 4.094 m. Revenues from energy sales increased by 5,1% due to relatively mild weather conditions and to export restrictions in order to secure maximum reserve capabilities for the Olympic Games. Electricity tariffs were increased by 2,5% effective November 1,2004 while the previous tarrif increase took place on September 1, 2003 (2,5%).

• Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 6,0% from € 1.138,4 m to € 1.207,2 m and Operating Profit by 9,8% from € 592,7 m to € 650,5 m, mainly due to revenue growth despite increased maintenance and overtime costs, in preparation of and during the Olympic Games. Earnings growth of 2004 was impacted by one-off costs, amounting to approximately € 65 m, related to the Olympic Games.

• EBITDA margin reached 29,5% compared to 29,2% in year end 2003.

• Total Financial Expenses increased by 14,6% due to negative Foreign Exchange Differences of € 10,4 m, compared to the corresponding positive figure of € 35,1 m at year end 2003.

• The share of loss in associated companies decreased to € 8,2 m from € 26,9 m in 2003 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

• As a consequence, Profit before tax increased by 8,6%, from € 475,3 m to € 516,0 m and Net Income increased by 5,7% to € 322,0 m from € 304,6 m. Earnings per share increased from € 1,31 to € 1,39.

• Capital expenditure amounted to € 754,3 m and includes the cost of Olympic projects.

• Compared to 2003, net debt was reduced by € 256,9 m or 6,6%, to € 3.635,1 m from € 3.892 m.

• Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to 27.921, as compared to 28.100 employees, at the end of 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

The Company made use of the provisions of article 15 of Law 3229/2004 relating to the surplus value tax and opted for the readjustment of the values, on 31 December 2004, of its Land, Mines and Buildings in accordance with IAS/IFRS, following an appraisal carried out by an independent valuator.

The appraisal in question has not yet been finalized since it encompasses thousands of assets scattered all over mainland Greece and the islands. At this stage, it is not yet possible to quantify the effects on the Balance Sheet and the Income Statement, including-inter alia- the effect of the surplus value tax on the Company's profits, of the appraisal under process.
The results of the appraisal shall be recorded on the Company's Audited Financial Statements for 31 December 2004.
Furthermore, following the appraisal of Land, Mines and Buildings, the same independent valuator shall proceed with the valuation of the other fixed assets of the Company (machinery, equipment etc) the results of which shall be recorded on the opening balances on January 1,2005.

Summary Financials (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Total Revenues	4.094,3	3.897,5	5,0%
EBITDA	1.207,2	1.138,4	6,0%
EBITDA Margin	29,5%	29,2%	0,9%
Profit from Operations (EBIT)	650,5	592,7	9,8%
EBIT Margin	15,9%	15,2%	4,5%
Net Income	322,0	304,6	5,7%
EPS (in Euro)	1,39	1,31	5,9%
No. of Shares (m)	232	232	-
Net Debt	3.635,1	3.892,0	-6,6%

Summary Profit & Loss (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Total Revenues	4.094,3	3.897,5	5,0%
Total Operating Expenses (excl. depreciation)	2.887,1	2.759,1	4,6%
Total Payroll Expenses	1.153,0	1.079,0	6,9%
Total Fuel Expenses	733,8	751,8	-2,4%
Energy Purchases	182,2	157,3	15,8%
Transmission System Usage	259,2	243,2	6,6%
Other Operating Expenses	558,9	527,8	5,9%

(EBITDA)	1207,2	1138,4	6,0%
EBITDA Margin (%)	29,5%	29,2%	0,9%
Depreciation & Amortization	556,7	545,7	2,0%
Profit from Operations (EBIT)	650,5	592,7	9,8%
EBIT margin (%)	15,9%	15,2%	4,5%
Total Financial Expenses	134,5	117,4	14,6%
- Net Financial Expenses	130,6	134,8	-3,1%
- Foreign Currency Gains/(Losses)	-10,4	35,1	-129,6%
- Other Income	14,7	9,2	59,8%
- Share of loss in associated companies	8,2	26,9	-69,5%
Pre-tax Profits	516,0	475,3	8,6%
Net Income	322,0	304,6	5,7%
EPS (in Euro)	1,39	1,31	5,9%

Summary Balance Sheet & Capex (Euro m)

	2004 Unaudited	2003 Audited	Δ (%)
Net Debt	3.635,1	3.892,0	-6,6%
Total Equity	3.652,0	3.484,0	4,8%
Capital Expenditure	754,3	723,9	4,2%

Public Power Corporation's Chief Executive, Stergios Nezis, said:

"Despite a moderate growth in electricity demand, due to 2004 mild weather conditions and tariff increases below inflation both in 2003 and 2004, profits from operations increased by 9,8% as a result of the sustained drive in achieving higher operating efficiency levels. 2004 results were impacted by the extraordinary costs related to the 2004 Olympic Games, which amounted to approximately € 65 million. These extra costs reflect PPC's contribution to the successful organization of the Games. Should this contribution be excluded net profits would have increased by 19%. I am therefore pleased to note that PPC continues demonstrating a solid financial performance to the benefit of its stakeholders".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.